April 1, 2021

VIA EDGAR

Scott Lee
Christina DiAngelo-Fettig
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Touchstone Funds Group Trust (the “Trust”)
File Nos. 033-70958; 811-08104
Registration Statement on Form N-1A

Dear Mr. Lee and Ms. DiAngelo-Fettig,

On behalf of the Trust, we submit this letter in response to comments received by telephone on: (1) March 22, 2021, from Scott Lee of the disclosure staff (the “Disclosure Staff”) of the Securities and Exchange Commission (the “SEC”); and (2) March 25, 2021, from Christina DiAngelo-Fettig of the accounting staff of the SEC (the “Accounting Staff”) with respect to Post-effective Amendment No. 123 under the Securities Act of 1933, as amended, and Amendment No. 125 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on February 8, 2021, accession no. 0000914243-21-000039 (the “Amendment”). The Amendment was filed to register Class A, C, Y, and Institutional shares of Touchstone Dividend Equity Fund, a new series of the Trust (the “Fund”).

    Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Amendment.

Disclosure Staff Comments

General Comment

Comment 1: Please respond to all comments. The Fund is responsible for the accuracy and adequacy of the disclosure. Please fill in missing information and remove brackets around information provided in the Prospectus and the Statement of Additional Information. In response to the Disclosure and Accounting Staff’s comments, please file a written response as correspondence on EDGAR and provide the Disclosure and Accounting Staff a courtesy copy of the correspondence via email.

Response: The Trust has made the requested changes.

Prospectus Comment

Comment 2: With respect to the cover page of the prospectus, if the Fund intends to rely on Rule 30e-3 under the 1940 Act, please include the legend on the cover page regarding the optional internet availability of investment company shareholder reports.

Response: The Trust notes that the Fund does intend to rely on Rule 30e-3 under the 1940 Act. However, the Trust does not believe the disclosure suggested by Item 1(a)(5) of Form N-1A is applicable to the Fund because per Rule 30e-3(i)(1)(B) any new funds, such as the Fund, that launch on or after January 1, 2021 can rely on Rule 30-e-3 without including cover page disclosures.

Comment 3: Under the heading “The Fund’s Fees and Expenses,” please revise the first sentence to include the word “sell.”

Response: The Trust has made the requested changes.

Comment 4: The Staff notes that the disclosure in footnote 1 to the Fund’s Annual Fund Operating Expense table is not permitted or required by Form N-1A. Please remove the disclosure or consider moving the disclosure to the narrative immediately preceding the table.

Response: In response to the Disclosure Staff’s comment, the Trust has moved the first and second sentences of the footnote relating to the reorganization to the narrative immediately preceding the table. The Trust will retain the third sentence of the footnote relating to other expenses.

Comment 5: Under the heading “The Fund’s Principal Investment Strategies,” the Disclosure Staff notes the first sentence of the first paragraph and the third bullet point under the second paragraph. For consistency, please revise the first sentence of the first paragraph to state that the Fund invests in companies “that have historically paid dividends consistently.”

Response: The Trust notes that the Fund’s 80% investment policy was approved by the Board and, therefore, cannot be changed without prior Board approval. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 6: Under the heading “The Fund’s Principal Investment Strategies,” the Disclosure Staff notes that the Fund may invest up to 10% of its net assets in cash and cash equivalents. Please disclose what securities and instruments will be held in the 20% bucket of the Fund’s portfolio.

Response: The Trust notes that no other types of securities are expected to be held in the 20% bucket at this time. The Trust will update the Fund’s investment strategy in the future to disclose other types of securities and instruments in which the Fund will invest, if necessary.

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K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
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Comment 7: Under the heading “The Fund’s Principal Investment Strategies,” please consider including a recent range of market capitalizations represented in the S&P 500 Index.

Response: The Trust has made the requested changes.

Comment 8: Under the heading “The Fund’s Principal Investment Strategies,” please consider disclosing how the Fund determines whether a company has “sustainable competitive advantages.”

Response: In response to the Disclosure Staff’s comment, the Trust has added the following disclosure under the heading “The Fund’s Principal Investment Strategies”:

The Sub-Advisor evaluates a company’s competitive advantage by assessing its barriers to entry. The barrier(s) to entry can be created through a cost advantage, economies of scale, high customer loyalty, or a government barrier (e.g., license or subsidy). The Sub-Advisor believes that the strongest barrier to entry is the combination of economies of scale and higher customer loyalty.

Comment 9: Under the heading “The Fund’s Principal Investment Strategies,” please provide or clarify the meaning of “a sustained period of time.”

Response: In response to the Disclosure Staff’s comment, the Trust has revised the disclosure as follows:

The Fund will generally sell a security if the security does not meet portfolio guidelines, ~~if the security does not pay a dividend for a sustained period of time and future prospects of doing so are limited~~ if the security stops paying a dividend and future prospects of paying a dividend are limited, or if better opportunities exist based on the fundamentals and valuation of the business.

Comment 10: Under the heading “The Fund’s Principal Risks,” please include dividend-specific risk disclosure (e.g., the impact of changes to interest rates and the reduction or elimination of a company’s dividend). The Disclosure Staff notes that the Fund’s risk disclosure relating to dividends does not appear adequate

Response: The Trust has made the requested changes.

Comment 11: Under the heading “The Fund’s Performance,” in addition to the performance and accounting history disclosure, please disclose whether the Fund will assume all of the assets and liabilities of the predecessor fund.

Response: The Trust has made the requested changes.

3
K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com

Accounting Staff Comments

Comment 1: Please file a new registration statement that includes consents from the auditors.

Response: The Trust will file a post-effective amendment to the Trust’s registration statement pursuant to Rule 485(a) that includes the consents from the auditors and contemporaneously (or shortly thereafter) request acceleration of the effectiveness of the post-effective amendment pursuant to Rule 485(a)(3) to become effective on April 8, 2021.

Comment 2: Please input the ticker symbols into EDGAR when the series and class information for the Fund becomes available.

Response: The Trust will make the requested change.

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Thank you for your attention in these matters. If you have any questions, I may be reached at 617-951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc: Meredyth Whitford-Schultz, Esq.
Counsel to the Trust
Clair E. Pagnano, Esq.
Partner, K&L Gates LLP
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K&L Gates LLP
State Street Financial Center One Lincoln Street Boston MA 02111
T +1 617 261 3100 F +1 617 261 3175 klgates.com